

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Lewis Bender
Chief Executive Officer
Intensity Therapeutics, Inc.
61 Wilton Road, 3rd Floor
Westport, CT 06880

> **Re: Intensity Therapeutics, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed April 20, 2022**
> **File No. 333-260565**

Dear Mr. Bender:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Form S-1 filed April 20, 2022

Prospectus Summary, page 1

1. We note your disclosure of one grade 4 treatment related adverse event reported in your Phase 1 study. Please expand your disclosure to describe the type of adverse event observed.

Business, page 52

2. Please clarify the meaning and significance of scientific or technical terms the first time they are used to ensure that lay readers will understand the disclosure. For example, please explain the meaning of neutrophil decrease, STS, MTD and cosmesis.

   You may contact Sasha Parikh at 202-551-3627 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Christopher Edwards at 202-551-6761 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Daniel Woodard, Esq.